UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Fidelity Private Credit Fund

Address of Principal Business Office:	245 Summer Street Boston, Massachusetts 02210

Telephone Number:	(617) 563-7000

Name and Address of Agent for Service of Process:	Cynthia Lo Bessette, Secretary Fidelity Private Credit Fund 245 Summer Street Boston, Massachusetts 02210

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Boston and the state of Massachusetts on the 6th day of September, 2022.

FIDELITY PRIVATE CREDIT FUND

/s/ Stephanie Brown
Name: Stephanie Brown
Title: President and Treasurer

Attest:	/s/ Nati Davidi
Name: Nati Davidi
Title: Assistant Secretary